Exhibit 97.1

UNITED STATES COMMODITY FUNDS LLC

AND

EACH FUND AND TRUST FOR WHICH IT ACTS

AS GENERAL PARTNER OR SPONSOR

DODD-FRANK COMPENSATION RECOUPMENT POLICY

The Board of Directors of United States Commodity Funds LLC (the “Company”) has adopted this Dodd-Frank Compensation Recoupment Policy (this “Recoupment Policy”) on behalf of the Company and each fund or trust for which the Company serves as general partner or sponsor, as applicable, (each a “Fund”). Each fund is listed in Appendix A attached hereto, as updated from time to time. This Recoupment Policy is adopted by the Board of the Directors of the Company (the “Board”) on November 14, 2023, and is effective as of October 2, 2023 (the “Effective Date”).

This Recoupment Policy shall be interpreted and administered by the Company in a manner consistent with applicable laws and regulations and the rules and listing requirements of NYSE Arca, Inc. (“NYSE Arca”), including Section 304 of the Sarbanes-Oxley Act of 2002, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (and Rule 10D-1 promulgated thereunder), and NYSE Arca Rule 5.3-E(p).

This Recoupment Policy applies to awards of Incentive-Based Compensation received on or after the Effective Date by Executive Officers of each of the Funds and has been adopted pursuant to applicable laws and regulations requiring such policy and procedures. None of the Funds directly compensates any of its Executive Officers and, therefore, do not pay any Incentive Based Compensation to the Executive Officers. The Executive Officers are compensated by the Company for the work they perform on behalf of each Fund and other entities controlled by the Company. None of the Funds reimburses the Company for, nor does it set the amount or form of any portion of, the compensation paid to the Executive Officers by the Company. Accordingly, this Recoupment Policy and the procedures provided for thereunder shall be applied in the event that the Executive Officers receive Incentive-Based Compensation in the future.

Definitions

“Executive Officer” means, with respect to a Fund, the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Funds in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Funds.1 For purposes of this Recoupment Policy, Executive Officer includes the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, Chief Operating Officer, General Counsel, any other individual identified in Item 10 of the Fund’s Form 10-K pursuant to Rule 401(b) of Regulation S-K, and any other individual as determined by the Board.

“Excess Incentive-Based Compensation” means the amount of Incentive-Based Compensation received from a Fund by a current or former Executive Officer that exceeds the amount of

[1]

Pursuant to NYSE Arca Rule 5.3-E(p), the executive officers of the issuer’s parent(s) or subsidiaries are deemed executive officers of the issuer if they perform such policy making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership.

Incentive-Based Compensation that otherwise would have been received had the amount of such Incentive-Based Compensation been determined based on the accounting restatement, computed without regard to taxes paid by the Executive Officer. With regards to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Excess Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, Excess Incentive-Based Compensation means a reasonable estimate of the effect of the accounting restatement on the applicable Financial Reporting Measure.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used to prepare the applicable Fund’s financial statements, and any measures that are derived wholly or in part from such measures. “Stock price” and “total shareholder return” metrics are also Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure does not need to be presented in the Fund’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

A Fund’s “Independent Directors” refers to the individuals determined to be Independent Directors pursuant to the Corporate Governance Policy of the Company and the Funds. For purposes of this Recoupment Policy, the vote of not less than a majority of the Independent Directors shall be the act of the Independent Directors.

“Lookback Period” means the three completed fiscal years preceding the date on which the applicable Fund is required to prepare an accounting restatement, and if the Fund changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years. For purposes of this definition, the date on which a Fund is required to prepare an accounting restatement shall be deemed to be the earlier of (i) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action (if Board action is not required) concludes, or reasonably should have concluded, that the Fund is required to prepare an accounting restatement; and (ii) the date a court, regulator, or other legally authorized body directs the Fund to prepare an accounting restatement.

Amendment

The Board may amend, modify or change this Recoupment Policy, as well as any related rules and procedures, at any time and from time to time as it may determine, in its sole discretion, is necessary or appropriate.

Administration

The Independent Directors are responsible for monitoring the application of this Recoupment Policy with respect to all Executive Officers of each Fund. The Independent Directors have the sole authority (1) to review, interpret, construe and implement the provisions of this Recoupment Policy, and (2) to delegate to one or more executive officers and/or employees certain administrative and record-keeping responsibilities, as appropriate, with respect to the implementation of this Recoupment Policy; provided, however, that no such action shall contravene the federal securities laws. Any determinations of the Board or Independent Directors under this Recoupment Policy shall be binding on the applicable individual.

Method of Recoupment of Compensation

The Independent Directors have the sole discretion and authority to determine the means, timing (which shall in all circumstances be reasonably prompt) and any other requirements by which any recoupment required by this Recoupment Policy shall occur and impose any other terms, conditions or procedures (e.g., the imposition of interest charges on un-repaid amounts) to govern the current or former Executive Officer’s repayment of Excess Incentive-Based Compensation.

Notwithstanding the foregoing, none of the Funds directly compensates any of the Executive Officers and none of the Funds reimburse the Company for, nor set the amount or form of any portion of, the compensation paid to the Executive Officers by the Company. As a result, none of the Executive Officers receives any Incentive-Based Compensation from the Funds subject to recoupment.

Recoupment of Compensation for an Accounting Restatement

The Company shall cause a Fund to recover reasonably promptly any Excess Incentive-Based Compensation in the event that the Fund is required to restate its financial statements due to the material noncompliance of the Fund with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error: (i) in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The foregoing requirement to recover applies to Excess Incentive-Based Compensation received by any current or former Executive Officer: (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for the applicable Incentive-Based Compensation; (c) while the Fund’s shares are listed on NYSE Arca; and (d) during the Lookback Period. For purposes of this paragraph, Incentive-Based Compensation is deemed “received” in the Fund’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

If a Fund is required to recoup Excess Incentive-Based Compensation following an accounting restatement based on adjustments to stock price or total shareholder return, the Company shall determine the amount of such Excess Incentive-Based Compensation subject to recoupment, which amount must be a reasonable estimate of the effect of the accounting restatement on the applicable Financial Reporting Measure.

Notwithstanding the foregoing, if a majority of the Independent Directors makes a determination that recovery would be impracticable with respect to a Fund, and one of the following enumerated conditions is satisfied, the Fund does not need to recover such Excess Incentive-Based Compensation.

◻	Expenses Exceed Recovery Amount: A Fund need not recover the Excess Incentive-Based Compensation at issue if the direct expense to be paid to a third party to assist in enforcing this Recoupment Policy would exceed the amount to be recovered; provided, however, that the Company, on behalf of the Fund, must make a reasonable attempt to recover the Excess Incentive-Based Compensation and document such attempt(s) prior to the Independent Directors’ determination that recovery would be impracticable. The Company must provide the documentation evidencing the attempt(s) to the NYSE Arca consistent with the NYSE Arca’s listing standards.
◻	Recovery Would Violate Home Country Law: A Fund need not recover the Excess Incentive-Based Compensation at issue if recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, however, that the Company must obtain an opinion of home country counsel, in a form acceptable to the NYSE Arca, that recovery would result in such violation. The Company must provide the opinion to the NYSE Arca consistent with the NYSE Arca’s listing standards.
◻	Recovery Would Violate ERISA Anti-Alienation Provisions: A Fund need not recover the Excess Incentive-Based Compensation at issue if recovery would violate the anti-alienation provisions of the Employee Retirement Income Security Act of 1974, as amended, contained in 26 U.S.C. § 401(a)(13) or 26 U.S.C. § 411(a), or regulations promulgated thereunder.

Other Policy Terms

Any applicable award agreement, plan or other document setting forth the terms and conditions of any Incentive-Based Compensation or other compensation covered by this Recoupment Policy received on or after the Effective Date shall be deemed to (i) include the restrictions imposed herein; (ii) incorporate the Recoupment Policy by reference; and (iii) govern the terms of such award agreement, plan or other document in the event of any inconsistency. Eligibility for participation in, and for, payment under any such award agreement, plan or other document is contingent upon acceptance of the terms of this Recoupment Policy.

Any recoupment under this Recoupment Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to a Fund or its affiliates under applicable law, including, without limitation: (i) dismissing the current or former Executive Officer; (ii) adjusting the future compensation of the current or former Executive Officer; or (iii) authorizing legal action or taking such other action to enforce the current or former Executive Officer’s obligations to the Fund or its affiliates as it may deem appropriate in view of all of the facts and circumstances surrounding the particular case.

If Incentive-Based Compensation and other compensation paid to employees of a Fund and its affiliates is subject to other recoupment or similar policies, this policy does not supersede any such other policies. However, in the event of any conflict between any such policy and this Recoupment Policy, this policy shall govern. In addition, no Executive Officer shall be subject to recoupment more than one time with respect to the same compensation.

No Indemnification for Amounts Subject to Recoupment

Current or former Executive Officers shall not be entitled to any indemnification by or from a Fund or its affiliates with respect to any amounts subject to recoupment pursuant to this Recoupment Policy.

APPENDIX A

Funds of United States Commodity Funds LLC

General Partner of

United States Oil Fund, L.P.

United States Natural Gas Fund, L.P.

United States 12 Month Oil Fund, L.P.

United States Gasoline Fund, L.P.

United States 12 Month Natural Gas Fund, L.P.

United States Brent Oil Fund, L.P.

And

Sponsor of

United States Commodity Index Funds Trust and each of its series:

United States Commodity Index Fund

United States Copper Index Fund